Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Government and National Security

Verizon / MCI Transaction

Supporting the Government and National Security

Verizon has committed to investing $2 billion in capital and up to $3.5 billion in total (including integration expenses), to enhance MCI’s network and systems, which are critical components of government communications systems. MCI is a significant provider of advanced data, Internet and voice communications services to federal, state, and local agencies in the U.S. and to government organizations worldwide.

Verizon’s investment to enhance the combined company’s extensive global IP backbone and wholly-owned data network will assure that the company can continue to develop and deliver innovative communications products and services to support our nation’s government agencies, research, and defense.

Serving the Federal Government

National security and defense customers, with a large number of dispersed locations around the globe, will benefit from the creation of a strong and secure nationwide competitor with a greater facilities-based reach.

Security and reliability are the hallmarks of MCI’s extensive IP network and are essential to its federal government customers. For over a decade, government agencies including the U.S. Department of Defense, U.S. State Department, Federal Aviation Administration, United States Congress, and Armed Services have relied heavily on MCI’s proven ability to design and install integrated services to protect, transfer, and deliver some of our nation’s most sensitive and influential information. By using secure international private lines, satellites, managed messaging, and “bandwidth-on-demand” capabilities, MCI offers its customers worldwide reach, unsurpassed reliability, and the highest levels of security.

The combined company will continue as the steward of critical government and security networks, enabling government agencies to remain at the forefront of new communications technology.

Serving State Governments

The Verizon/MCI transaction also will produce significant benefits for state and local governments.

Verizon has extensive local networks and provides innovative wireless and broadband services. MCI has sophisticated IP assets and expertise. The combination of these complementary capabilities will allow the combined company to provide a comprehensive array of communications services to state and local agencies, universities, and quasi-government agencies.

This will improve states’ abilities to deliver electronic government statewide, and enable them to perform functions ranging from renewing driver’s licenses to online tax filing, efficiently and securely.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.